Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2020 Results

Fourth Quarter 2020 Earnings Release

Financial Results Highlights

Fourth Quarter 2020 Compared With Fourth Quarter 2019:

•	Net income[4] of $1,584 million, up 33%; adjusted net income[1] of $1,610 million, up $3 million from the prior year

•	Reported EPS[2] of $2.37, up 33%; adjusted EPS[1,2] of $2.41, compared with $2.43 in the prior year

•	Revenue, net of CCPB[3], of $5,986 million, up 4%

•	Provision for credit losses (PCL) of $432 million, compared with $253 million; current quarter includes PCL on performing loans of $93 million

•	ROE of 12.4%, up from 9.9%; adjusted ROE[1] of 12.6%, compared with 13.5%

•	Common Equity Tier 1 Ratio of 11.9%, up from 11.4% in the prior year

•	Dividend of $1.06, unchanged from the prior quarter and the prior year

Fiscal 2020 Compared With Fiscal 2019:

•	Net income[4] of $5,097 million, compared with $5,758 million; adjusted net income[1] of $5,201 million, compared with $6,249 million

•	Reported EPS[2] of $7.55, compared with $8.66; adjusted EPS[1,2] of $7.71, compared with $9.43

•	Revenue, net of CCPB[3], of $23,478 million, up 3%

•	Provision for credit losses of $2,953 million, compared with $872 million, including PCL on performing loans of $1,431 million

•	ROE of 10.1%, compared with 12.6%; adjusted ROE[1] of 10.3%, compared with 13.7%

Toronto, December 1, 2020 – For the fourth quarter ended October 31, 2020, BMO Financial Group recorded net income of $1,584 million or $2.37 per share on a reported basis, and net income of $1,610 million or $2.41 per share on an adjusted basis.

“BMO continued to demonstrate strong operating momentum this quarter, delivering adjusted earnings of $1.6 billion and adjusted earnings per share of $2.41, with pre-provision, pre-tax earnings up 7% from last year, good operating leverage and an efficiency ratio of 58.7%,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We entered the year in a strong position with good momentum across our businesses. Throughout the challenges brought on by the pandemic we have been on the front line of the economic recovery, supporting our customers, communities and employees through uncertainty and hardship. Our results for the year are a testament to the resilience and diversification of our businesses and our ability to quickly adapt to the evolving environment, while actively delivering against our strategic priorities. In 2020, adjusted earnings per share were $7.71, having appropriately provisioned for loan losses. Adjusted pre-provision, pre-tax earnings increased 7%, as we held expenses stable to last year, delivered above-target positive operating leverage of 2.7%, improved our efficiency by 160 basis points from last year and maintained strong capital and liquidity positions.”

“As we look ahead to 2021, we are continuing to accelerate the execution of our strategy and our Purpose, to Boldly Grow the Good in business and life. We are recognized as a global leader in sustainability, including being the highest rated bank and placing 15th overall among the 5,500 companies reviewed by the Wall Street Journal in its recent ranking of the Most Sustainably Managed Companies in the World, and scoring in the top 10% of banks on the Dow Jones Sustainability Indices. We’re positioning our businesses for profitable growth, providing unwavering support for our customers and championing an inclusive recovery for our communities. We are focused on sustaining our momentum and competitive strengths, leveraging strong client loyalty and a winning culture to continue to build a digitally enabled, highly efficient and future ready bank,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way BMO does business. Q4-2019 reported net income also included a $25 million (pre-tax and after-tax) net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business. The restructuring charge was included in non-interest expense in Corporate Services and the reinsurance adjustment was included in CCPB in BMO Wealth Management.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

The bank’s operational performance remains resilient, despite ongoing impacts from COVID-19. Reported net income of $1,584 million and adjusted net income of $1,610 million were impacted by higher provisions for credit losses, which increased $179 million pre-tax, or $131 million after tax from the prior year. Net revenue increased 4% from last year, with increases in BMO Capital Markets, BMO Wealth Management and Corporate Services, partially offset by decreases in the P&C businesses. The bank maintained a disciplined approach to expense management, with adjusted expenses increasing 1% year-over-year and positive adjusted net operating leverage of 2.1%. Results demonstrated the resiliency of the bank’s diversified earnings platform in a challenging environment.

Return on equity (ROE) was 12.4%, up from 9.9% in the prior year, and adjusted ROE was 12.6%, compared with 13.5% in the prior year. Return on tangible common equity (ROTCE) was 14.5%, up from 11.9% in the prior year, and adjusted ROTCE was 14.5%, compared with 15.7% in the prior year.

Concurrent with the release of results, BMO announced a first quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on the bank’s customers, competitors and trading exposures, and the potential loss from higher credit, counterparty and mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. Please refer to the Impact of COVID-19 section, as well as the Risks That May Affect Future Results section on page 73 of BMO’s 2020 Annual Report.

BMO’s 2020 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedar.com.

Fourth Quarter Operating Segment Overview

Canadian P&C

Reported net income was $647 million and adjusted net income was $648 million, or 9% lower than the reported and adjusted net income of $710 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income decreased due to lower revenue and higher provisions for credit losses, partially offset by lower expenses.

During the quarter, Canadian P&C launched Family Bundle, the first offering of its kind for Canadian families. The Family Bundle allows family members residing in the same household to bank together under one BMO Performance or Premium plan chequing account, and one monthly fee. The bank also achieved Gold Level standing in the Progressive Aboriginal Relations program, awarded by the Canadian Council for Aboriginal Business, the only bank to have achieved this level for the sixth consecutive year, reflecting the bank’s commitment to prosperity within Indigenous communities.

U.S. P&C

Reported net income was $324 million, or 17% lower than $393 million in the prior year, and adjusted net income was $333 million, or 17% lower than $404 million. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$245 million, or 17% lower than US$297 million in the prior year, and adjusted net income was US$253 million, or 17% lower than US$305 million, due to higher provisions for credit losses on performing loans, with lower revenue more than offset by lower expenses.

During the quarter, the Federal Deposit Insurance Corporation released its annual deposit market share report and the bank improved its market share in Chicago and maintained its ranking of second place in the Chicago and Milwaukee markets, and third place within its core footprint, which includes Illinois, Kansas, Wisconsin, Missouri, Indiana, and Minnesota.

BMO Wealth Management

Reported net income was $320 million, an increase of $54 million or 20% from the prior year, and adjusted net income was $328 million, an increase of $28 million or 9%. Adjusted net income excludes the net impact of major reinsurance claims incurred in the prior year after the announced wind-down of the reinsurance business and the amortization of acquisition-related intangible assets in both years. Traditional Wealth reported net income was $253 million, an increase of $17 million or 7%, and adjusted net income was $261 million, an increase of $16 million or 6%, with higher revenue, partially offset by higher expenses. Insurance net income was $67 million, an increase of $37 million on a reported basis and $12 million on an adjusted basis, primarily reflecting unfavourable market movements in the prior year.

This quarter BMO Harris Financial Advisors announced a partnership with LPL Financial, an industry leading broker-dealer provider, which will enhance its premium brokerage and advisory services and provide clients with a superior digital experience, making it easier for clients while simplifying and streamlining operations.

BMO Financial Group Fourth Quarter Report 2020 1

BMO Capital Markets

Reported net income was $379 million, an increase of $108 million or 40% from the prior year, and adjusted net income was $387 million, an increase of $105 million or 38%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses.

In the current quarter, BMO Capital Markets acted as joint active bookrunner on Canada’s largest technology IPO for Canadian digital payment processing company Nuvei Corp., raising US$805 million with a listing on the Toronto Stock Exchange. As a lead lender since 2015, BMO Capital Markets has been providing Nuvei Corp. with comprehensive and consistent coverage, leading multiple financing transactions over the years.

Corporate Services

Reported and adjusted net loss for the quarter was $86 million, compared with a reported net loss of $446 million and an adjusted net loss of $89 million in the prior year. Adjusted results in the prior year exclude the restructuring charge. Adjusted results are relatively unchanged, as higher revenue and the impact of a favourable tax rate in the current quarter were offset by higher expenses.

Adjusted results in this Fourth Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.9% as at October 31, 2020. The CET1 Ratio increased from 11.6% at the end of the third quarter, driven by retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan.

Risk-weighted assets were largely consistent with the prior quarter.

Provision for Credit Losses

Total provision for credit losses was $432 million, an increase of $179 million from the prior year, primarily due to the impact of COVID-19. The total provision for credit losses ratio was 38 basis points, compared with 23 basis points in the prior year. The provision for credit losses on impaired loans was $339 million, an increase of $108 million from the prior year, primarily due to higher provisions in the Canadian P&C and BMO Capital Markets businesses. The provision for credit losses on impaired loans ratio was 30 basis points, compared with 21 basis points in the prior year. There was a $93 million provision for credit losses on performing loans in the current quarter, compared with $22 million in the prior year. The $93 million provision for credit losses on performing loans in the current quarter, reflects a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances. Refer to the Critical Accounting Estimates and Allowance for Credit Losses sections on pages 114 to 116 in BMO’s 2020 Annual Report and Note 4 in its audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2020.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on the bank’s website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through the bank’s website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Fourth Quarter Report 2020 2

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 1, 2020. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated financial statements for the period ended October 31, 2020, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2020, and the MD&A for fiscal 2020, contained in BMO’s 2020 Annual Report.

BMO’s 2020 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on the bank’s website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

4	Caution Regarding Forward-Looking Statements	15	Review of Operating Groups’ Performance

5	Financial Highlights		15	Personal and Commercial Banking (P&C)

6	Non-GAAP Measures			16	Canadian Personal and Commercial Banking (Canadian P&C)

7	Foreign Exchange			18	U.S. Personal and Commercial Banking (U.S. P&C)

7	Impact of COVID-19		20	BMO Wealth Management

9	Net Income		22	BMO Capital Markets

9	Revenue		24	Corporate Services

11	Provision for Credit Losses	24	Risk Management

11	Impaired Loans	25	Condensed Consolidated Financial Statements

12	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities		25	Consolidated Statement of Income

12	Non-Interest Expense		26	Consolidated Statement of Comprehensive Income

12	Income Taxes		27	Consolidated Balance Sheet

13	Capital Management		28	Consolidated Statement of Changes in Equity

		29	Investor and Media Information

BMO Financial Group Fourth Quarter Report 2020 3

Caution Regarding Forward-Looking Statements

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 73 of BMO’s 2020 Annual Report describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk. Should the bank’s risk management framework prove ineffective, there could be a material adverse impact on its financial position and results.

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to the bank’s objectives and priorities for fiscal 2021 and beyond, its strategies or future actions, its targets, expectations for its financial condition or share price, the regulatory environment in which it operates and the results of or outlook for its operations or for the Canadian, U.S. and international economies, its response to the COVID-19 pandemic and its expected impact on the bank’s business, operations, earnings, results, and financial performance and condition, as well as its impact on the bank’s customers, competitors, reputation and trading exposures, and include statements of the bank’s management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require the bank to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. The bank cautions readers of this document not to place undue reliance on forward-looking statements, as a number of factors – many of which are beyond its control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect the bank’s future results; the possible impact on the bank’s business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which the bank operates; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which the bank operates; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information the bank obtains with respect to its customers and counterparties; failure of third parties to comply with their obligations to the bank; the bank’s ability to execute its strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to the bank’s credit ratings; global capital markets activities; the possible effects on the bank’s business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the bank’s ability to anticipate and effectively manage risks arising from all of the foregoing factors.

The bank cautions that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect the bank’s results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, all of which outline certain key factors and risks that may affect the bank’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders in understanding the bank’s financial position as at and for the periods ended on the dates presented, as well as its strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on the bank’s business, are material factors the bank considers when determining its strategic priorities, objectives and expectations for its business. In determining expectations for economic growth, the bank primarily considers historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Fourth Quarter Report 2020 4

Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Summary Income Statement
Net interest income (1)	3,530	3,535	3,364	13,971	12,888
Non-interest revenue	2,456	3,654	2,723	11,215	12,595
Revenue	5,986	7,189	6,087	25,186	25,483
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	1,189	335	1,708	2,709
Revenue, net of CCPB	5,986	6,000	5,752	23,478	22,774
Provision for credit losses on impaired loans	339	446	231	1,522	751
Provision for credit losses on performing loans	93	608	22	1,431	121
Total provision for credit losses	432	1,054	253	2,953	872
Non-interest expense (1)	3,548	3,444	3,987	14,177	14,630
Provision for income taxes	422	270	318	1,251	1,514
Net income attributable to equity holders of the bank	1,584	1,232	1,194	5,097	5,758
Adjusted net income	1,610	1,259	1,607	5,201	6,249
Common Share Data ($, except as noted)
Earnings per share	2.37	1.81	1.78	7.55	8.66
Adjusted earnings per share	2.41	1.85	2.43	7.71	9.43
Earnings per share growth (%)	32.9	(22.8)	(30.7)	(12.8)	6.0
Adjusted earnings per share growth (%)	(0.7)	(22.3)	4.8	(18.2)	4.9
Dividends declared per share	1.06	1.06	1.03	4.24	4.06
Book value per share	77.40	76.60	71.54	77.40	71.54
Closing share price	79.33	73.28	97.50	79.33	97.50
Number of common shares outstanding (in millions)
End of period	645.9	642.8	639.2	645.9	639.2
Average diluted	645.8	641.7	640.4	642.1	640.4
Total market value of common shares ($ billions)	51.2	47.1	62.3	51.2	62.3
Dividend yield (%)	5.3	5.8	4.2	5.3	4.2
Dividend payout ratio (%)	44.6	58.7	57.6	56.1	46.8
Adjusted dividend payout ratio (%)	43.9	57.3	42.3	54.9	43.0
Financial Measures and Ratios (%)
Return on equity	12.4	9.4	9.9	10.1	12.6
Adjusted return on equity	12.6	9.6	13.5	10.3	13.7
Return on tangible common equity	14.5	11.1	11.9	11.9	15.1
Adjusted return on tangible common equity	14.5	11.1	15.7	11.9	16.1
Net income growth	32.6	(20.9)	(29.6)	(11.5)	5.6
Adjusted net income growth	0.1	(20.4)	5.0	(16.8)	4.5
Revenue growth	(1.7)	7.8	3.3	(1.2)	11.3
Revenue growth, net of CCPB	4.1	3.8	4.5	3.1	5.7
Non-interest expense growth	(11.0)	(1.4)	24.9	(3.1)	8.6
Adjusted non-interest expense growth	1.5	(1.5)	1.2	0.3	5.0
Efficiency ratio, net of CCPB	59.3	57.4	69.3	60.4	64.2
Adjusted efficiency ratio, net of CCPB	58.7	56.8	60.0	59.8	61.4
Operating leverage, net of CCPB	15.1	5.2	(20.4)	6.2	(2.9)
Adjusted operating leverage, net of CCPB	2.1	5.3	3.8	2.7	0.8
Net interest margin on average earning assets	1.61	1.59	1.71	1.64	1.70
Effective tax rate	21.1	18.0	21.0	19.7	20.8
Adjusted effective tax rate	21.1	18.2	22.0	19.8	21.1
Total PCL-to-average net loans and acceptances (annualized)	0.38	0.89	0.23	0.63	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.30	0.38	0.21	0.33	0.17
Balance Sheet (as at, $ millions, except as noted)
Assets	949,261	973,508	852,195	949,261	852,195
Gross loans and acceptances	461,800	466,611	451,537	461,800	451,537
Net loans and acceptances	458,497	463,360	449,687	458,497	449,687
Deposits	659,034	660,600	568,143	659,034	568,143
Common shareholders’ equity	49,995	49,239	45,728	49,995	45,728
Cash and securities-to-total assets ratio (%)	31.7	32.1	28.9	31.7	28.9
Capital ratios (%)
CET1 Ratio	11.9	11.6	11.4	11.9	11.4
Tier 1 Capital Ratio	13.6	13.1	13.0	13.6	13.0
Total Capital Ratio	16.2	15.8	15.2	16.2	15.2
Leverage Ratio	4.8	4.7	4.3	4.8	4.3
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3319	1.3386	1.3165	1.3319	1.3165
Average Canadian/U.S. dollar	1.3217	1.3584	1.3240	1.3441	1.3290

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. BMO recognized $90 million in Q4-2020 and $91 million in Q3-2020 of depreciation on the right-of-use assets recorded in non-interest expense. BMO recognized $13 million in both Q4-2020 and Q3-2020 of interest on the lease liability recorded in interest expense. For the twelve months ended October 31, 2020, BMO recognized $360 million and $53 million, respectively. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 5

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Reported Results
Revenue	5,986	7,189	6,087	25,186	25,483
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	(1,189)	(335)	(1,708)	(2,709)
Revenue, net of CCPB	5,986	6,000	5,752	23,478	22,774
Total provision for credit losses	(432)	(1,054)	(253)	(2,953)	(872)
Non-interest expense	(3,548)	(3,444)	(3,987)	(14,177)	(14,630)
Income before income taxes	2,006	1,502	1,512	6,348	7,272
Provision for income taxes	(422)	(270)	(318)	(1,251)	(1,514)
Net income	1,584	1,232	1,194	5,097	5,758
EPS ($)	2.37	1.81	1.78	7.55	8.66
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(5)	(2)	(14)	(13)
Amortization of acquisition-related intangible assets (3)	(30)	(32)	(38)	(121)	(128)
Restructuring costs (4)	-	-	(484)	-	(484)
Reinsurance adjustment (5)	-	-	(25)	-	(25)
Adjusting items included in reported pre-tax income	(33)	(37)	(549)	(135)	(650)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(3)	(4)	(2)	(11)	(10)
Amortization of acquisition-related intangible assets (3)	(23)	(23)	(29)	(93)	(99)
Restructuring costs (4)	-	-	(357)	-	(357)
Reinsurance adjustment (5)	-	-	(25)	-	(25)
Adjusting items included in reported net income after tax	(26)	(27)	(413)	(104)	(491)
Impact on EPS ($)	(0.04)	(0.04)	(0.65)	(0.16)	(0.77)
Adjusted Results
Revenue	5,986	7,189	6,087	25,186	25,483
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	(1,189)	(310)	(1,708)	(2,684)
Revenue, net of CCPB	5,986	6,000	5,777	23,478	22,799
Total provision for credit losses	(432)	(1,054)	(253)	(2,953)	(872)
Non-interest expense	(3,515)	(3,407)	(3,463)	(14,042)	(14,005)
Income before income taxes	2,039	1,539	2,061	6,483	7,922
Provision for income taxes	(429)	(280)	(454)	(1,282)	(1,673)
Net income	1,610	1,259	1,607	5,201	6,249
EPS ($)	2.41	1.85	2.43	7.71	9.43

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 15, 16, 18, 20 and 22.
(4)

Q4-2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way BMO does business. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business. This reinsurance adjustment is included in BMO Wealth Management.

 Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Fourth Quarter Report 2020 6

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars decreased relative to the fourth quarter of 2019 and the third quarter of 2020, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Economically, BMO’s U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. The bank regularly determines whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on the bank’s capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of the bank’s investment in foreign operations, and the carrying value of assets and liabilities on the balance sheet.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q4-2020
(Canadian $ in millions, except as noted)	vs. Q4-2019	vs. Q3-2020
Canadian/U.S. dollar exchange rate (average)
Current period	1.3217	1.3217
Prior period	1.3240	1.3584
Effects on U.S. segment reported results
Increased (Decreased) net interest income	(2)	(38)
Increased (Decreased) non-interest revenue	(2)	(24)
Increased (Decreased) revenues	(4)	(62)
Decreased (Increased) provision for credit losses	-	12
Decreased (Increased) expenses	3	37
Decreased (Increased) income taxes	-	2
Increased (Decreased) reported net income	(1)	(11)
Impact on earnings per share ($)	-	(0.02)
Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(2)	(38)
Increased (Decreased) non-interest revenue	(2)	(24)
Increased (Decreased) revenues	(4)	(62)
Decreased (Increased) provision for credit losses	-	12
Decreased (Increased) expenses	2	36
Decreased (Increased) income taxes	1	2
Increased (Decreased) adjusted net income	(1)	(12)
Impact on adjusted earnings per share ($)	-	(0.02)

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Impact of COVID-19

The COVID-19 pandemic continues to have a major impact on society and the economy. Although economic activity in Canada and the United States is recovering following the steepest recession in modern history, both economies continue to run well below capacity and are not expected to regain full employment until at least 2022. A rising number of new virus cases has also yielded renewed restrictions on economic activity in some jurisdictions, which could further constrain the recovery in the months ahead. For additional information, refer to the Economic Developments and Outlook section and the Impact of COVID-19 section on pages 18 and 24, respectively, of BMO’s 2020 Annual Report.

BMO is closely monitoring developments around the spread of the virus and the safety of the bank’s employees and clients remains a top priority. The bank continues to work closely with relevant public health authorities to monitor the situation and will continue to follow their guidance to make informed decisions. BMO branches and offices have incorporated precautionary measures, including enhanced cleaning protocols. BMO maintained strong operational resilience throughout the COVID-19 pandemic, including access to call centers, ATMs and retail branches and enabled remote working capabilities for its non-branch workforce. The bank launched additional innovative technology and tools across the enterprise to foster effective virtual collaboration for employees and customers. All BMO branches in Canada and the United States are open, and customers continue to have full access to call centres and ATMs. Over 90% of the bank’s non-branch workforce continues to work remotely. The bank continues to take steps to assess and mitigate internal control risks created by the shift in the work environment.

The pandemic continues to have an impact on the global economy, and it continues to have an impact on the bank’s financial results. Impacts on the bank’s financial results include higher provisions for credit losses, lower loan growth, strong deposit growth, a negative impact on revenue from lower interest rates, a positive impact on trading revenue due to client activity and low expense growth. In the current quarter, adjusted net income was relatively unchanged from the prior year. Revenue, net of adjusted CCPB, increased 4% and adjusted expenses increased 1%. The provision for credit losses was $432 million in the fourth quarter, an increase of $179 million from the prior year and a decrease of $622 million from the third quarter. For further information, refer to the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report.

Central banks around the world continue to provide accommodative policies and make available financing programs to support the smooth functioning of the financial markets. BMO maintained a strong liquidity position in the fourth quarter of 2020. For additional information, refer to the Liquidity and Funding Risk section on page 97 of BMO’s 2020 Annual Report.

BMO Financial Group Fourth Quarter Report 2020 7

On August 31, 2020, the Office of the Superintendent of Financial Institutions (OSFI) announced it is gradually phasing out the special capital treatment for loan payment deferrals. Loans granted payment deferrals before August 31, 2020, will continue to be treated as performing loans under the Capital Adequacy Requirements Guideline for the duration of the deferral, up to a maximum of six calendar months from the effective date of the deferral. Loans granted payment deferrals after August 31, 2020, but on or before September 30, 2020, will be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of three calendar months from the approval date of the deferral. Loans granted payment deferrals after September 30, 2020, are not eligible for the special capital treatment. Other modifications to capital requirements that OSFI announced in the second quarter of 2020 remained in effect in the fourth quarter, key elements of which include the 1% Domestic Stability Buffer, reduction in the stressed value-at-risk multipliers under market risk, and transitional arrangements for credit loss provisioning that are available under the Basel Framework. On November 5, 2020, OSFI announced an extension, from April 30, 2021 to December 31, 2021, of the temporary exclusion from the leverage ratio of exposures related to central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Liquidity Adequacy Requirements Guideline. BMO’s capital position remained strong in the fourth quarter. For additional information, refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report.

BMO continues to support its customers in this challenging environment, working closely with governments and agencies on programs to reduce the financial hardship caused by COVID-19, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover financially.

The following table shows the uptake of payment deferral programs by geography and product type. Numbers represent active deferrals outstanding at the end of the period. Since March 2020, the bank granted payment deferrals to over 256,000 retail accounts in Canada and the United States. Requests for payment deferrals have declined significantly since peaking in the second quarter. Deferrals continued to decline in the fourth quarter, with the large majority of clients resuming payments after exiting the deferral program. The maturities are being closely monitored and actively managed. As of October 31, 2020, the bank had approximately $3.8 billion of balances under payment deferral programs in Canada, and US$0.69 billion in the United States.

Payment Deferrals

	As at October 31, 2020			As at July 31, 2020
Canada (1)	Number of accounts (in thousands) (3)	Outstanding balances* (Canadian $ in billions)	% of portfolio	Number of accounts (in thousands) (3)	Outstanding balances* (Canadian $ in billions)	% of portfolio
Mortgages (including amortizing HELOC)	7.7	2.66	2%	52.3	17.25	14%
Credit Cards	4.0	0.04	1%	38.5	0.34	5%
All other personal lending	7.3	0.26	1%	84.8	2.37	7%
Total Retail – Canada	19.0	2.96	2%	175.6	19.96	12%
Commercial Banking	0.4	0.85	1%	7.2	9.40	11%
United States (2)		(US$ in billions)			(US$ in billions)
Mortgages	0.4	0.11	1%	1.5	0.45	8%
Indirect Auto	3.5	0.08	2%	8.0	0.21	4%
All other personal lending	1.7	0.05	1%	4.0	0.14	3%
Total Retail – United States	5.6	0.24	1%	13.5	0.80	5%
Commercial Banking	0.7	0.45	1%	1.4	0.90	1%

  * Outstanding balances for accounts/clients with payments deferred. Numbers are approximate.

(1)

In Canada mortgage deferrals were available for one to six months. Canadian personal mortgages exclude balances related to non-proprietary mortgages, consistent with an industry reporting definition established by the Canadian Bankers Association; there were approximately $56 million in balances outstanding related to non-proprietary mortgages in deferral as at October 31, 2020, and approximately $2 billion as at July 31, 2020. For other retail loans and cards, the deferral offer was one to six months. Commercial deferrals were granted for three to six months.

(2)	In the United States deferrals on consumer products were available for up to six months. Commercial deferrals were granted for three months.
(3)	Represents number of clients for Commercial Banking.

BMO is participating in government-offered programs in both Canada and the United States, supporting individuals and businesses facing economic hardship due to the pandemic. In Canada, the bank facilitated $2.9 billion in funding for over 72,000 business banking accounts under the Canada Emergency Business Account (CEBA) program during the year. Under the program, the bank issues loans that are funded by the government. The bank assessed whether substantially all the risks and rewards of the loans under this program were transferred to the government and determined they qualify for derecognition; therefore, the bank does not record these loans on the Consolidated Balance Sheet. As part of the Government of Canada’s Business Credit Availability Program (BCAP), BMO is also participating in the Business Development Bank of Canada (BDC), and Export Development Canada (EDC) relief programs to help Canadian businesses of all sizes impacted by COVID-19 obtain needed financing. In the United States, BMO had US$4.7 billion in total loans outstanding to approximately 22,000 businesses under the Small Business Administration’s Paycheck Protection Program. BMO has taken a personal and relationship-based approach that considers the unique needs of each customer and leverages its long history and experience through many economic cycles. For additional information, refer to the Impact of COVID-19 section and the Risks That May Affect Future Results section on pages 24 and 73, respectively, of BMO’s 2020 Annual Report.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on the bank’s customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Enterprise-Wide Risk Management section on page 73 of BMO’s 2020 Annual Report.

This Impact of COVID-19 section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Impact of COVID-19 section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 8

Net Income

Q4 2020 vs. Q4 2019

Reported net income was $1,584 million, an increase of $390 million or 33% from the prior year, and adjusted net income was $1,610 million, an increase of $3 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The prior year adjusted net income also excludes a $357 million restructuring charge, primarily related to severance, as well as a $25 million reinsurance adjustment for the net impact of major reinsurance claims incurred after the announced wind-down of the reinsurance business. Reported EPS was $2.37, an increase of $0.59 or 33% from the prior year, and adjusted EPS was $2.41, a decrease of $0.02 or 1%.

Adjusted results primarily reflect the impact of higher provisions for credit losses, which increased $179 million pre-tax or $131 million after tax, which largely offset the benefit from higher revenue, net of modestly higher expenses. Adjusted net income increased in BMO Capital Markets and BMO Wealth Management, partially offset by a decrease in the P&C businesses. Corporate Services adjusted net loss was relatively unchanged from the prior year.

Q4 2020 vs. Q3 2020

Reported net income was $1,584 million, an increase of $352 million or 28% from the prior quarter, and adjusted net income was $1,610 million, an increase of $351 million or 28%. Reported and adjusted EPS both increased $0.56 from the prior quarter.

Adjusted results were primarily driven by lower provisions for credit losses, partially offset by higher expenses and lower revenue. Net income increased in the P&C businesses, partially offset by a decrease in BMO Capital Markets and BMO Wealth Management. Corporate Services recorded a lower adjusted net loss than in the prior quarter.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Revenue (1)

Q4 2020 vs. Q4 2019

Revenue was $5,986 million, a decrease of $101 million or 2% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $234 million, or 4% from $5,752 million in the prior year. Revenue net of adjusted CCBP, which excludes the reinsurance adjustment in the prior year, increased $209 million or 4%.

Revenue increased in BMO Capital Markets, due to higher trading revenue from strong client activity and higher investment and corporate banking revenue, in BMO Wealth Management, primarily due to higher online brokerage revenue, the benefit from higher global markets and higher insurance revenue, and in Corporate Services. Revenue in the P&C businesses decreased due to lower non-interest revenue, with net interest income relatively unchanged, as higher balances were offset by lower margins.

Net interest income was $3,530 million, an increase of $166 million or 5%. On an excluding trading basis, net interest income was $3,018 million, an increase of $39 million or 1% from the prior year, largely due to higher net interest income in Corporate Services with net interest income in the businesses relatively unchanged.

Average earning assets were $873.9 billion, an increase of $95.5 billion or 12%, due to higher securities, higher cash resources, and loan growth, as well as higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin decreased 10 basis points from the prior year, primarily driven by a higher volume of assets in Corporate Services as a result of high liquidity levels, which have a lower spread than the bank, and lower margins in Canadian P&C and BMO Wealth Management due to lower interest rates, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 18 basis points, due to the drivers noted above.

Non-interest revenue, net of CCPB, was $2,456 million, an increase of $68 million or 3%. Non-interest revenue, net of adjusted CCBP, increased $43 million or 2%. The increase was primarily driven by higher trading, underwriting and advisory, and lending revenue and higher insurance revenue, net of adjusted CCPB, partially offset by lower other non-interest revenue, lower securities gains other than trading and lower securities commissions and fees. On an excluding trading basis, net of adjusted CCPB, non-interest revenue was $2,433 million, relatively unchanged from the prior year.

Gross insurance revenue decreased $292 million from the prior year, primarily due to a decrease in the fair value of investments in the current quarter from increases in interest rates, compared with relatively unchanged interest rates in the prior year, partially offset by higher annuity sales in the current quarter. These changes related to the fair value of investments were largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 12. The bank generally focuses on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended October 31, 2020, the bank recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the twelve months ended October 31, 2020, the bank recognized $360 million and $53 million, respectively. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

BMO Financial Group Fourth Quarter Report 2020 9

Q4 2020 vs. Q3 2020

Revenue was $5,986 million, a decrease of $1,203 million or 17% from the prior quarter. Revenue, net of CCPB, decreased $14 million from the prior quarter, and increased $48 million or 1% excluding the impact of the weaker U.S. dollar.

Revenue increased in Corporate Services, due to higher treasury-related revenue, as well as in Canadian P&C and BMO Wealth Management. Revenue decreased in BMO Capital Markets, primarily due to lower interest rate trading revenue, and in U.S. P&C.

Net interest income decreased $5 million from the prior quarter, or increased $33 million or 1% excluding the impact of the weaker U.S. dollar. On an excluding trading basis, net interest income increased $78 million or 3%, or 4% excluding the impact of the weaker U.S. dollar, largely due to higher net interest income in Corporate Services and in Canadian P&C, partially offset by lower net interest income in U.S. P&C and BMO Capital Markets.

Average earning assets decreased $10.6 billion or 1%, and were relatively unchanged excluding the impact of the weaker U.S. dollar, primarily due to lower loan balances and lower cash resources, partially offset by higher securities. BMO’s overall net interest margin increased 2 basis points from the prior quarter, primarily due to higher margins in Corporate Services and Canadian P&C, partially offset by lower trading net interest income. On an excluding trading basis, net interest margin increased 7 basis points from the prior quarter, due to the drivers noted above.

Non-interest revenue, net of CCPB, was $2,456 million, decreased $9 million from the prior quarter, primarily driven by lower trading and underwriting and advisory fee revenue, partially offset by increased lending and foreign exchange revenue. On an excluding trading basis, net of CCPB, non-interest revenue increased $36 million or 2%.

Gross insurance revenue decreased $1,178 million from the prior quarter, primarily due to a decrease in the fair value of investments in the current quarter from increases in interest rates, compared with an increase in the fair value of investments in the prior quarter from decreases in interest rates. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed on page 12.

Net interest income and non-interest revenue are detailed in the unaudited condensed consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 10

Provision for Credit Losses

Q4 2020 vs. Q4 2019

Total provision for credit losses was $432 million, an increase of $179 million from the prior year, primarily due to the impact of COVID-19. The total provision for credit losses ratio was 38 basis points, compared with 23 basis points in the prior year. The provision for credit losses on impaired loans was $339 million, an increase of $108 million from $231 million in the prior year, primarily due to higher provisions in the Canadian P&C and BMO Capital Markets businesses. The provision for credit losses on impaired loans ratio was 30 basis points, compared with 21 basis points in the prior year. There was a $93 million provision for credit losses on performing loans in the current quarter, compared with $22 million in the prior year. The $22 million provision for credit losses on performing loans in the prior year was largely due to portfolio growth, negative migration and scenario weight change, partially offset by changes in economic outlook, while the $93 million provision for credit losses on performing loans in the current quarter reflects a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances.

Q4 2020 vs. Q3 2020

Total provision for credit losses was $432 million, a decrease of $622 million from the prior quarter. The total provision for credit losses ratio was 38 basis points, compared with 89 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $107 million, primarily due to lower provisions in the P&C businesses, partially offset by higher provisions in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 30 basis points, compared with 38 basis points in the prior quarter. There was a $93 million provision for credit losses on performing loans in the current quarter, compared with $608 million in the prior quarter. The prior quarter provision for credit losses was largely due to the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights, while the current quarter provision for credit losses was primarily due to a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q4-2020
Provision for (recovery of) credit losses on impaired loans	180	53	233	-	105	1	339
Provision for (recovery of) credit losses on performing loans	11	126	137	5	(41)	(8)	93
Total provision for (recovery of) credit losses	191	179	370	5	64	(7)	432
Q3-2020
Provision for (recovery of) credit losses on impaired loans	257	109	366	1	79	-	446
Provision for (recovery of) credit losses on performing loans	313	223	536	7	58	7	608
Total provision for (recovery of) credit losses	570	332	902	8	137	7	1,054
Q4-2019
Provision for (recovery of) credit losses on impaired loans	134	66	200	1	32	(2)	231
Provision for (recovery of) credit losses on performing loans	11	4	15	(1)	8	-	22
Total provision for (recovery of) credit losses	145	70	215	-	40	(2)	253

Fiscal 2020
Provision for (recovery of) credit losses on impaired loans	787	418	1,205	4	310	3	1,522
Provision for (recovery of) credit losses on performing loans	623	441	1,064	18	349	-	1,431
Total provision for (recovery of) credit losses	1,410	859	2,269	22	659	3	2,953
Fiscal 2019
Provision for (recovery of) credit losses on impaired loans	544	160	704	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	100	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	804	-	80	(12)	872

Provision for Credit Losses Performance Ratios

	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Total PCL-to-average net loans and acceptances (annualized) (%)	0.38	0.89	0.23	0.63	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.30	0.38	0.21	0.33	0.17

Impaired Loans

Total gross impaired loans (GIL) were $3,638 million at the end of the current quarter, compared with $2,629 million in the prior year, with the majority of the increase in impaired loans attributed to retail trade and service industries. GIL decreased $775 million from $4,413 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $662 million, compared with $799 million in the prior year, and $1,760 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
GIL, beginning of period	4,413	3,645	2,432	2,629	1,936
Classified as impaired during the period	662	1,760	799	4,649	2,686
Transferred to not impaired during the period	(295)	(113)	(220)	(719)	(604)
Net repayments	(723)	(409)	(219)	(1,728)	(800)
Amounts written-off	(274)	(384)	(159)	(1,047)	(528)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(130)	-	-	(147)	(57)
Foreign exchange and other movements	(15)	(86)	(4)	1	(4)
GIL, end of period	3,638	4,413	2,629	3,638	2,629
GIL to gross loans and acceptances (%)	0.79	0.95	0.58	0.79	0.58

(1)	GIL excludes purchased credit impaired loans.

BMO Financial Group Fourth Quarter Report 2020 11

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported and adjusted insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $nil in the current quarter, a decrease of $335 million on a reported basis and $310 million on an adjusted basis from the prior year. Adjusted CCPB in the prior year excludes the $25 million reinsurance adjustment. In the current quarter, the $nil CCPB reflects payments related to claims and policy benefits that fully offset changes in policyholder liabilities. Results decreased, primarily due to a decrease in the fair value of policy benefit liabilities in the current year resulting from increases in interest rates, compared with relatively unchanged interest rates in the prior year, partially offset by higher annuity sales.

CCPB decreased $1,189 million from the prior quarter, primarily due to a decrease in the fair value of policy benefit liabilities in the current quarter from an increase in interest rates, compared with an increase in the fair value of policy benefit liabilities resulting from decreases in interest rates in the prior quarter. The changes related to the fair value of policy benefit liabilities were largely offset in revenue.

Adjusted results in this Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Non-Interest Expense (1)

Reported non-interest expense was $3,548 million, a decrease of $439 million or 11% from the prior year, and adjusted non-interest expense was $3,515 million, an increase of $52 million or 1%, or 2% excluding the impact of the weaker U.S. dollar. Adjusted non-interest expense excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods and the restructuring charge in the prior year. The increase was largely due to higher premises and equipment costs and amortization of intangibles, partially offset by a continued focus on expense management, with lower expense across a number of categories, including lower travel and business development costs.

Reported non-interest expense was $3,548 million, an increase of $104 million or 3% from the prior quarter, and adjusted non-interest expense was $3,515 million, an increase of $108 million or 3%, or 4% excluding the impact of the weaker U.S. dollar. The increase was driven by higher computer and equipment costs, travel and business development costs and professional fees, partially offset by lower employee-related costs.

Reported operating leverage on a net revenue basis was positive 15.1%, compared with negative 20.4% in the prior year. Adjusted operating leverage on a net revenue basis was positive 2.1%, compared with positive 3.8% in the prior year.

The reported efficiency ratio was 59.3%, compared with 65.5% in the prior year, and was 59.3% on a net revenue basis, compared with 69.3% in the prior year. The adjusted efficiency ratio was 58.7%, compared with 56.9% in the prior year, and 58.7% on a net revenue basis, compared with 60.0% in the prior year.

Non-interest expense is detailed in the unaudited condensed consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Income Taxes

The provision for income taxes was $422 million, an increase of $104 million from the fourth quarter of 2019, and an increase of $152 million from the third quarter of 2020. The effective tax rate for the current quarter was 21.1%, relatively unchanged from 21.0% in the fourth quarter of 2019, and higher than 18.0% in the third quarter of 2020.

The adjusted provision for income taxes was $429 million, a decrease of $25 million from the fourth quarter of 2019, and an increase of $149 million from the third quarter of 2020. The adjusted effective tax rate was 21.1% in the current quarter, compared with 22.0% in the fourth quarter of 2019, and higher than 18.2% in the third quarter of 2020. The higher reported and adjusted effective tax rates in the current quarter relative to the third quarter of 2020 were primarily due to earnings mix, including the impact of lower pre-tax income in the prior quarter.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended October 31, 2020, the bank recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the twelve months ended October 31, 2020, the bank recognized $360 million and $53 million, respectively. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s Annual Report for further details.

BMO Financial Group Fourth Quarter Report 2020 12

Capital Management

BMO manages its capital within the capital management framework described in the Enterprise-Wide Capital Management section of BMO’s 2020 Annual Report.

Fourth Quarter 2020 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.9% as at October 31, 2020, up from 11.6% at the end of the third quarter, primarily due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP), with risk-weighted assets relatively unchanged.

CET1 Capital was $40.1 billion as at October 31, 2020, up from $39.0 billion as at July 31, 2020, driven by retained earnings growth and the issuance of common shares through DRIP. CET1 capital increased from $36.1 billion as at October 31, 2019, due to retained earnings growth, the adjustment for transitional arrangements for expected credit loss provisioning, and the elimination of the provisioning shortfall deduction, the issuance of common shares through the DRIP, and other net positive impacts.

RWA were $336.6 billion as at October 31, 2020, down from $337.4 billion as at July 31, 2020, primarily due to lower loans and the impact of foreign exchange movements, largely offset by model and methodology changes and other impacts. RWA were up from $317.0 billion as at October 31, 2019, due primarily to changes in asset quality and increased asset size.

The Tier 1 Capital Ratio was 13.6% as at October 31, 2020, compared with 13.1% as at July 31, 2020, and 13.0% as at October 31, 2019, primarily driven by factors impacting CET1 capital and RWA and the issuance of the $1,250 million Limited Recourse Capital Notes, Series 1 (LRCN), partially offset by the announced preferred shares redemptions. The Total Capital Ratio was 16.2% as at October 31, 2020, compared with 15.8% as at July 31, 2020 and 15.2% as at October 31, 2019. The Total Capital Ratio was higher than prior periods, primarily due to the factors impacting the Tier 1 Capital Ratio, and higher than October 31, 2019, also due to the issuance of subordinated notes.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact the bank’s book value and return on equity.

BMO’s Leverage Ratio was 4.8% as at October 31, 2020, compared with 4.7% as at July 31, 2020, as higher Tier 1 Capital was partially offset by higher leverage exposures. The October 31, 2020 Leverage Ratio increased from 4.3% as at October 31, 2019, primarily driven by higher Tier 1 Capital. Leverage exposures were largely consistent with the prior year, as increased leverage exposures were offset by the temporary exclusion of central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements Guideline.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which is based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). For more information, refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2020
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	11.9%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	13.6%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	16.2%
Leverage Ratio	3.0%	na	na	3.0%	4.8%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for domestic systematically important banks (D-SIBs) and a Countercyclical Buffer as prescribed by OSFI (immaterial for the fourth quarter of 2020). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 1.0% at October 31, 2020. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

 na – not applicable

BMO Financial Group Fourth Quarter Report 2020 13

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019
Gross common equity (1)	49,995	49,239	45,728
Regulatory adjustments applied to common equity	(9,918)	(10,255)	(9,657)
Common Equity Tier 1 capital (CET1)	40,077	38,984	36,071
Additional Tier 1 eligible capital (2)	5,848	5,348	5,348
Regulatory adjustments applied to Tier 1	(85)	(86)	(218)
Additional Tier 1 capital (AT1)	5,763	5,262	5,130
Tier 1 capital (T1 = CET1 + AT1)	45,840	44,246	41,201
Tier 2 eligible capital (3)	8,874	8,953	7,189
Regulatory adjustments applied to Tier 2	(53)	(50)	(50)
Tier 2 capital (T2)	8,821	8,903	7,139
Total capital (TC = T1 + T2)	54,661	53,149	48,340
Risk-weighted Assets (4)	336,607	337,377	317,029
Leverage Ratio Exposures	953,640	937,266	956,493
Capital ratios (%)
CET1 Ratio	11.9	11.6	11.4
Tier 1 Capital Ratio	13.6	13.1	13.0
Total Capital Ratio	16.2	15.8	15.2
Leverage Ratio	4.8	4.7	4.3

(1)

Gross common equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries. Regulatory adjustments may include a portion of expected credit loss provisions.

(2)	Additional Tier 1 eligible capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 eligible capital includes subordinated debentures and may include a portion of expected loan loss provisions.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Capital Developments

During the quarter, 3,530,719 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

On September 16, 2020, BMO issued $1,250 million 4.3% LRCN (Non-Viability Contingent Capital (NVCC)), which are classified as equity and form part of the Additional Tier 1 capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are comprised of $1,250 million of BMO issued Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48) issued concurrently with the LRCN. As the Preferred Shares Series 48 eliminate on consolidation, they do not currently form part of the bank’s Additional Tier 1 capital.

On November 2, 2020, BMO announced its intention to redeem all of its $1,000 million 3.34% Series H Medium-Term Notes Second Tranche (NVCC) on December 8, 2020.

On November 25, 2020, BMO redeemed all of its 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of its 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

Dividends

On December 1, 2020, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, consistent with the prior quarter and the prior year. The dividend is payable on February 26, 2021, to shareholders of record on February 1, 2021. Effective March 13, 2020, OSFI prohibited federally regulated financial institutions from increasing their common share dividend. OSFI will advise at the appropriate time on the unwinding of this guidance. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. Until further notice, such additional common shares will be purchased on the open market.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Fourth Quarter Report 2020 14

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of the operating groups for the fourth quarter of 2020. See also the Impact of COVID-19 and Enterprise-Wide Risk Management sections in BMO’s 2020 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

The bank adopted IFRS 16, Leases (IFRS 16), effective the first quarter of 2020, and recognized the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Depreciation on the right-of-use assets has been recorded in non-interest expense and interest on the lease liability in interest expense. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with the bank’s Canadian peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income (teb)	2,602	2,616	2,599	10,450	10,101
Non-interest revenue	761	745	839	3,116	3,261
Total revenue (teb)	3,363	3,361	3,438	13,566	13,362
Provision for (recovery of) credit losses on impaired loans	233	366	200	1,205	704
Provision for (recovery of) credit losses on performing loans	137	536	15	1,064	100
Total provision for credit losses	370	902	215	2,269	804
Non-interest expense	1,713	1,712	1,766	6,965	6,972
Income before income taxes	1,280	747	1,457	4,332	5,586
Provision for income taxes (teb)	309	164	354	1,027	1,351
Reported net income	971	583	1,103	3,305	4,235
Amortization of acquisition-related intangible assets (1)	10	10	11	41	45
Adjusted net income	981	593	1,114	3,346	4,280
Net income growth (%)	(11.9)	(42.8)	5.0	(21.9)	7.2
Adjusted net income growth (%)	(11.9)	(42.4)	4.9	(21.8)	7.1
Revenue growth (%)	(2.2)	(1.4)	6.5	1.5	6.7
Non-interest expense growth (%)	(3.0)	(3.0)	4.0	(0.1)	4.9
Adjusted non-interest expense growth (%)	(3.0)	(2.9)	4.1	-	5.0
Return on equity (%)	14.7	8.5	17.7	12.5	17.5
Adjusted return on equity (%)	14.9	8.7	17.9	12.6	17.7
Operating leverage (teb) (%)	0.8	1.6	2.5	1.6	1.8
Adjusted operating leverage (teb) (%)	0.8	1.5	2.4	1.5	1.7
Efficiency ratio (teb) (%)	50.9	51.0	51.4	51.3	52.2
Adjusted efficiency ratio (teb) (%)	50.5	50.6	50.9	50.9	51.7
Net interest margin on average earning assets (teb) (%)	2.86	2.82	2.92	2.86	2.95
Average earning assets	362,442	369,298	352,478	365,143	341,900
Average gross loans and acceptances	370,537	377,828	362,612	374,176	350,509
Average net loans and acceptances	367,857	375,420	360,933	371,974	348,904
Average deposits	357,974	357,162	293,977	336,983	281,858

(1)

Total P&C before tax amounts of $14 million in Q4-2020, $13 million in Q3-2020 and $15 million in Q4-2019; $55 million for fiscal 2020 and $59 million for fiscal 2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of the bank’s two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $971 million, compared with $1,103 million in the prior year. Adjusted net income was $981 million, compared with $1,114 million in the prior year, and excludes the amortization of acquisition-related intangible assets. Reported and adjusted net income were impacted by higher provisions for credit losses, which increased $155 million pre-tax, or $115 million after tax from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 15

 Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income	1,544	1,509	1,543	6,105	5,885
Non-interest revenue	487	453	535	1,930	2,099
Total revenue	2,031	1,962	2,078	8,035	7,984
Provision for (recovery of) credit losses on impaired loans	180	257	134	787	544
Provision for (recovery of) credit losses on performing loans	11	313	11	623	63
Total provision for credit losses	191	570	145	1,410	607
Non-interest expense	968	960	976	3,890	3,836
Income before income taxes	872	432	957	2,735	3,541
Provision for income taxes	225	112	247	707	917
Reported net income	647	320	710	2,028	2,624
Amortization of acquisition-related intangible assets (1)	1	-	-	2	2
Adjusted net income	648	320	710	2,030	2,626
Personal revenue	1,250	1,213	1,293	4,968	4,994
Commercial revenue	781	749	785	3,067	2,990
Net income growth (%)	(8.8)	(50.8)	5.0	(22.7)	2.7
Revenue growth (%)	(2.2)	(4.0)	7.1	0.6	5.2
Non-interest expense growth (%)	(0.9)	-	5.6	1.4	4.2
Adjusted non-interest expense growth (%)	(0.8)	-	5.6	1.4	4.2
Return on equity (%)	22.7	11.0	28.3	18.1	27.3
Adjusted return on equity (%)	22.7	11.1	28.3	18.1	27.3
Operating leverage (%)	(1.3)	(4.0)	1.5	(0.8)	1.0
Adjusted operating leverage (%)	(1.4)	(4.0)	1.5	(0.8)	1.0
Efficiency ratio (%)	47.6	49.0	47.0	48.4	48.1
Net interest margin on average earning assets (%)	2.60	2.54	2.69	2.60	2.65
Average earning assets	236,550	236,143	227,124	234,953	222,260
Average gross loans and acceptances	251,042	251,028	243,395	250,223	236,889
Average net loans and acceptances	249,500	249,628	242,457	248,972	236,000
Average deposits	217,927	213,086	183,975	204,942	175,125

(1)	Before tax amounts of $1 million in Q4-2020, $nil in both Q3-2020 and Q4-2019; $2 million for both fiscal 2020 and fiscal 2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 16

Q4 2020 vs. Q4 2019

Canadian P&C reported net income was $647 million and adjusted net income was $648 million, or 9% lower than the reported and adjusted net income of $710 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income decreased due to lower revenue and higher provisions for credit losses, partially offset by lower expenses.

Revenue was $2,031 million, or 2% lower than $2,078 million in the prior year, primarily due to lower non-interest revenue, including lower credit card fee revenue and deposit fee revenue, with net interest income relatively unchanged, as higher balances across most products were offset by lower margins. Revenue was negatively impacted by the COVID-19 pandemic with pressure on margins from the record-low interest rate environment, and lower credit card fee revenue and deposit fee revenue. Net interest margin of 2.60% decreased 9 basis points, driven by lower deposit margins, partially offset by the benefit of deposits growing faster than loans.

Personal revenue decreased $43 million or 3%, due to lower non-interest revenue and lower net interest income, with lower margins more than offsetting higher balances across most products. Commercial revenue decreased $4 million, due to lower non-interest revenue, partially offset by higher net interest income with higher balances across most products more than offsetting lower margins.

Total provision for credit losses was $191 million, and increased $46 million from the prior year. The provision for credit losses on impaired loans was $180 million, an increase of $46 million, due to higher commercial provisions, partially offset by lower consumer provisions. There was a $11 million provision for credit losses on performing loans in the current quarter, unchanged from the prior year.

Non-interest expense was $968 million, a decrease of $8 million or 1% from the prior year, primarily due to lower employee-related costs, largely offset by higher technology and pension costs.

Average gross loans and acceptances increased $7.6 billion or 3% from the prior year to $251.0 billion. Personal lending balances (excluding retail cards) increased 3%. Commercial loan balances (excluding corporate cards) increased 4%. Average deposits increased $34.0 billion or 18% to $217.9 billion. Personal deposit balances increased 11% and commercial deposit balances increased 31%, reflecting the higher liquidity retained by customers, due to the impact of COVID-19.

Gross loans and acceptances as at October 31, 2020, increased $6.7 billion or 3% from the prior year to $253.0 billion, with growth in personal loans (excluding retail cards) of 4% and growth in commercial loans (excluding corporate cards) of 2%. Deposits as at October 31, 2020, increased $32.1 billion or 17% to $220.6 billion, with growth in personal deposit balances of 10% and in commercial deposit balances of 28%.

Q4 2020 vs. Q3 2020

Reported net income was $647 million, an increase of $327 million from the prior quarter, and adjusted net income was $648 million, an increase of $328 million, primarily driven by lower provisions for credit losses, with higher revenue, partially offset by higher expenses.

Revenue was $2,031 million, an increase of $69 million or 4% from the prior quarter, due to higher non-interest revenue across most categories, higher balances across most products and higher margins. Net interest margin of 2.60% increased 6 basis points from the prior quarter, due to the benefit of deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins.

Personal revenue increased $37 million or 3%, due to higher net interest income, with higher balances across most products and higher loan margins, partially offset by lower deposit margins, and higher non-interest revenue. Commercial revenue increased $32 million or 5%, primarily due to higher non-interest revenue and higher net interest income with higher balances, partially offset by lower margins.

Total provision for credit losses was $191 million, a decrease of $379 million from the prior quarter. The provision for credit losses on impaired loans decreased $77 million, due to lower commercial and consumer provisions. There was a $11 million provision for credit losses on performing loans in the current quarter, compared with a $313 million provision in the prior quarter.

Non-interest expense was $968 million, an increase of $8 million or 1% from the prior quarter.

Average gross loans and acceptances were relatively unchanged from the prior quarter, while average deposits increased $4.8 billion or 2%.

Gross loans and acceptances as at October 31, 2020, increased $2.4 billion or 1% from the prior quarter, primarily driven by growth in personal loans (excluding retail cards) of 2%, partially offset by decline in commercial loans (excluding corporate cards) of 1%. Deposits as at October 31, 2020, increased $3.2 billion or 1%, with growth of 4% in commercial deposit balances and relatively unchanged in personal deposit balances.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 17

 U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income (teb)	800	815	798	3,231	3,173
Non-interest revenue	207	215	230	882	875
Total revenue (teb)	1,007	1,030	1,028	4,113	4,048
Provision for (recovery of) credit losses on impaired loans	40	81	51	310	121
Provision for (recovery of) credit losses on performing loans	95	166	3	328	28
Total provision for credit losses	135	247	54	638	149
Non-interest expense	564	553	597	2,287	2,360
Income before income taxes	308	230	377	1,188	1,539
Provision for income taxes (teb)	63	38	80	238	327
Reported net income	245	192	297	950	1,212
Amortization of acquisition-related intangible assets (1)	8	7	8	30	32
Adjusted net income	253	199	305	980	1,244
Personal revenue	320	330	337	1,293	1,359
Commercial revenue	687	700	691	2,820	2,689
Net income growth (%)	(17.3)	(30.9)	3.6	(21.6)	11.7
Adjusted net income growth (%)	(17.1)	(30.3)	3.3	(21.2)	11.1
Revenue growth (%)	(2.0)	0.2	4.1	1.6	5.6
Non-interest expense growth (%)	(5.6)	(8.7)	0.7	(3.1)	2.6
Adjusted non-interest expense growth (%)	(5.5)	(8.7)	0.9	(3.0)	2.8
Return on equity (%)	8.6	6.6	10.5	8.3	11.0
Adjusted return on equity (%)	8.8	6.8	10.8	8.5	11.3
Operating leverage (teb) (%)	3.6	8.9	3.4	4.7	3.0
Adjusted operating leverage (teb) (%)	3.5	8.9	3.2	4.6	2.8
Efficiency ratio (teb) (%)	56.0	53.7	58.1	55.6	58.3
Adjusted efficiency ratio (teb) (%)	55.0	52.8	57.1	54.6	57.3
Net interest margin on average earning assets (teb) (%)	3.34	3.31	3.35	3.34	3.53
Average earning assets	95,255	97,997	94,682	96,810	90,035
Average gross loans and acceptances	90,415	93,317	90,047	92,170	85,505
Average net loans and acceptances	89,554	92,575	89,488	91,462	84,966
Average deposits	105,964	106,068	83,085	98,203	80,316

(Canadian $ equivalent in millions)
Net interest income (teb)	1,058	1,107	1,056	4,345	4,216
Non-interest revenue	274	292	304	1,186	1,162
Total revenue (teb)	1,332	1,399	1,360	5,531	5,378
Provision for (recovery of) credit losses on impaired loans	53	109	66	418	160
Provision for (recovery of) credit losses on performing loans	126	223	4	441	37
Total provision for credit losses	179	332	70	859	197
Non-interest expense	745	752	790	3,075	3,136
Income before income taxes	408	315	500	1,597	2,045
Provision for income taxes (teb)	84	52	107	320	434
Reported net income	324	263	393	1,277	1,611
Adjusted net income	333	273	404	1,316	1,654
Net income growth (%)	(17.5)	(28.7)	5.0	(20.7)	15.3
Adjusted net income growth (%)	(17.3)	(28.1)	4.7	(20.4)	14.7
Revenue growth (%)	(2.2)	2.6	5.6	2.8	8.9
Non-interest expense growth (%)	(5.7)	(6.5)	2.2	(1.9)	5.8
Adjusted non-interest expense growth (%)	(5.6)	(6.4)	2.4	(1.9)	6.0
Average earning assets	125,892	133,155	125,354	130,190	119,640
Average gross loans and acceptances	119,495	126,800	119,217	123,953	113,620
Average net loans and acceptances	118,357	125,792	118,476	123,002	112,904
Average deposits	140,047	144,076	110,002	132,041	106,733

(1)

Before tax amounts of US$10 million in Q4-2020, US$9 million in Q3-2020 and US$11 million in Q4-2019; US$39 million for fiscal 2020 and US$43 million for fiscal 2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 18

Q4 2020 vs. Q4 2019

U.S. P&C reported net income was $324 million, or 17% lower than $393 million in the prior year, and adjusted net income was $333 million, or 17% lower than $404 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $245 million, or 17% lower than $297 million in the prior year, and adjusted net income was $253 million, or 17% lower than $305 million, due to higher provisions for credit losses on performing loans, with lower revenue more than offset by lower expenses.

Revenue was $1,007 million, or 2% lower than $1,028 million in the prior year, due to lower non-interest revenue across most categories with net interest income relatively unchanged, with higher deposit balances and loan margins largely offset by lower deposit product margins. Revenue was negatively impacted by the COVID-19 pandemic, as a record-low interest rate environment resulted in pressure on deposit margins. Net interest margin of 3.34% decreased 1 basis point, primarily due to lower deposit product margins driven by the impact of a lower rate environment, partially offset by deposits growing faster than loans and higher loan margins.

Personal revenue decreased $16 million or 5%, largely due to lower deposit revenue. Commercial revenue decreased $5 million or 1%, primarily due to lower non-interest revenue, partially offset by higher net interest income, with higher loan margins and deposit balances largely offset by lower deposit product margins.

Total provision for credit losses was $135 million, an increase of $81 million from the prior year. The provision for credit losses on impaired loans was $40 million, a decrease of $11 million, due to lower consumer and commercial provisions. There was a $95 million provision for credit losses on performing loans in the current quarter, compared with a $3 million provision in the prior year.

Non-interest expense was $564 million, a decrease of $33 million or 6% from the prior year, and adjusted non-interest expense was $554 million, a decrease of $32 million or 5%, primarily due to lower employee-related costs and a continued focus on expense management.

Average gross loans and acceptances increased $0.4 billion or less than 1% from the prior year to $90.4 billion, driven by the growth in government lending loan programs due to the impact of COVID-19. Commercial loan balances increased 1% and personal lending balances decreased 2%. Average deposits increased $22.9 billion or 28% to $106.0 billion, with 54% growth in commercial deposit balances and 7% growth in personal deposit balances, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Gross loans and acceptances as at October 31, 2020, decreased $2.1 billion or 2% from the prior year to $88.7 billion, with a decrease in commercial loans of 2% and lower personal loan balances of 5%. Deposits as at October 31, 2020, increased $18.4 billion or 21% to $104.6 billion, with growth in commercial deposit balances of 42% and in personal deposit balances of 4%.

Q4 2020 vs. Q3 2020

Reported net income was $324 million, an increase of $61 million or 23% from the prior quarter, and adjusted net income was $333 million, an increase of $60 million or 22%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $245 million, an increase of $53 million or 28%, and adjusted net income was $253 million, an increase of $54 million or 27%, due to lower provisions for credit losses, partially offset by lower revenue and higher expenses.

Revenue was $1,007 million, or 2% lower than $1,030 million in the prior quarter, due to lower net interest income with higher loan margins more than offset by lower deposit product margins and loan balances, and lower non-interest revenue. Net interest margin of 3.34% increased 3 basis points, primarily due to higher loan margins and lower loan balances, partially offset by lower deposit product margins.

Personal revenue decreased $10 million or 3%, primarily due to lower net interest income driven by lower loan and deposit balances. Commercial revenue decreased $13 million or 2%, primarily due to lower net interest income with lower deposit margins and lower loan balances, partially offset by higher loan margins, and lower non-interest revenue.

Total provision for credit losses was $135 million, a decrease of $112 million from the prior quarter. The provision for credit losses on impaired loans was $40 million, a decrease of $41 million from the prior quarter, primarily due to lower commercial provisions. There was a $95 million provision for credit losses on performing loans in the current quarter, compared with a $166 million provision the prior quarter.

Non-interest expense was $564 million, an increase of $11 million or 2% from the prior quarter and adjusted non-interest expense was $554 million, an increase of $10 million or 2%, as higher premises and technology costs were partially offset by lower employee-related costs.

Average gross loans and acceptances decreased $2.9 billion or 3% from the prior quarter. Commercial loans decreased 3% and personal loans decreased 4%. Average deposits were relatively unchanged.

Gross loans and acceptances as at October 31, 2020, decreased $2.1 billion or 2% from the prior quarter. Deposits as at October 31, 2020, decreased $1.0 billion or 1%.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 19

 BMO Wealth Management

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income	228	229	236	900	935
Non-interest revenue	1,081	2,255	1,331	5,808	6,727
Total revenue	1,309	2,484	1,567	6,708	7,662
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	1,189	335	1,708	2,709
Revenue, net of CCPB	1,309	1,295	1,232	5,000	4,953
Provision for (recovery of) credit losses on impaired loans	-	1	1	4	2
Provision for (recovery of) credit losses on performing loans	5	7	(1)	18	(2)
Total provision for (recovery of) credit losses	5	8	-	22	-
Non-interest expense	882	837	860	3,519	3,523
Income before income taxes	422	450	372	1,459	1,430
Provision for income taxes	102	109	106	363	371
Reported net income	320	341	266	1,096	1,059
Amortization of acquisition-related intangible assets (1)	8	8	9	34	37
Reinsurance adjustment (2)	-	-	25	-	25
Adjusted net income	328	349	300	1,130	1,121
Traditional Wealth businesses reported net income	253	271	236	893	861
Traditional Wealth businesses adjusted net income	261	279	245	927	898
Insurance reported net income (loss)	67	70	30	203	198
Insurance adjusted net income (loss)	67	70	55	203	223
Net income growth (%)	20.0	36.9	22.0	3.5	(1.1)
Adjusted net income growth (%)	9.3	35.5	31.3	0.8	0.8
Revenue growth (%)	(16.4)	17.6	(0.2)	(12.4)	21.6
Revenue growth, net of CCPB (%)	6.3	5.7	4.4	1.0	0.1
Adjusted CCPB	-	1,189	310	1,708	2,684
Revenue growth, net of adjusted CCPB (%)	4.2	5.7	6.5	0.5	0.6
Non-interest expense growth (%)	2.5	(5.4)	(2.6)	(0.1)	0.2
Adjusted non-interest expense growth (%)	2.6	(5.4)	(2.4)	-	0.3
Return on equity (%)	20.1	21.1	16.6	17.1	16.7
Adjusted return on equity (%)	20.6	21.6	18.7	17.7	17.7
Operating leverage, net of CCPB (%)	3.8	11.1	7.0	1.1	(0.1)
Adjusted operating leverage, net of CCPB (%)	1.6	11.1	8.9	0.5	0.3
Reported efficiency ratio (%)	67.3	33.7	54.9	52.4	46.0
Reported efficiency ratio, net of CCPB (%)	67.3	64.6	69.8	70.4	71.1
Adjusted efficiency ratio (%)	66.5	33.3	54.2	51.8	45.4
Adjusted efficiency ratio, net of CCPB (%)	66.5	63.7	67.5	69.5	69.8
Assets under management	482,554	498,020	471,160	482,554	471,160
Assets under administration (3)	411,959	411,122	393,576	411,959	393,576
Average assets	46,583	46,308	42,750	45,573	40,951
Average gross loans and acceptances	27,339	26,999	24,660	26,585	23,519
Average net loans and acceptances	27,296	26,959	24,628	26,547	23,487
Average deposits	46,858	45,345	38,123	43,660	36,419

(1)	Before tax amounts of $10 million in Q4-2020, $11 million in both Q3-2020 and Q4-2019; $43 million for fiscal 2020 and $47 million for fiscal 2019 are included in non-interest expense.

(2)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business.

(3)	Certain assets under management that are also administered by the bank are included in assets under administration.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 20

Q4 2020 vs. Q4 2019

BMO Wealth Management reported net income was $320 million, an increase of $54 million or 20% from the prior year, and adjusted net income was $328 million, an increase of $28 million or 9%. Adjusted net income excludes the net impact of major reinsurance claims incurred in the prior year after the announced wind-down of the reinsurance business and the amortization of acquisition-related intangible assets in both years. Traditional Wealth reported net income was $253 million, an increase of $17 million or 7%, and adjusted net income was $261 million, an increase of $16 million or 6%, with higher revenue partially offset by higher expenses. Insurance net income was $67 million, an increase of $37 million on a reported basis and $12 million on an adjusted basis, primarily due to the impact of unfavourable market movements in the prior year and a favourable impact from the annual actuarial assumption changes relative to the prior year.

Revenue was $1,309 million, or 16% lower than $1,567 million in the prior year. Revenue, net of reported and adjusted CCPB, was $1,309 million, an increase of $77 million or 6% on a reported basis and $52 million or 4% on an adjusted basis. Revenue in Traditional Wealth was $1,182 million, an increase of $27 million or 2%, primarily due to higher online brokerage revenues and the benefit from higher global markets, partially offset by lower net interest income, as the benefit from strong loan and deposit growth was more than offset by lower margins. Insurance revenue, net of CCPB, was $127 million, an increase of $50 million on a reported basis, and $25 million on an adjusted basis from the prior year, due to the drivers noted above.

Non-interest expense was $882 million, an increase of $22 million or 2%, and adjusted non-interest expense was $872 million, an increase of $23 million or 3%, primarily due to higher revenue-based costs and below-trend expenses in prior year.

Assets under management increased $11.4 billion or 2%, and assets under administration increased $18.4 billion or 5%, primarily driven by stronger global markets, growth in client assets and favourable foreign exchange. Average gross loans and average deposits increased 11% and 23%, respectively.

Q4 2020 vs. Q3 2020

Reported net income was $320 million, or 6% lower than $341 million in the prior quarter, and adjusted net income was $328 million, or 6% lower than $349 million. Traditional Wealth reported net income was $253 million, or 7% lower than $271 million in the prior quarter, and adjusted net income was $261 million, or 7% lower than $279 million, primarily due to higher expenses. Insurance net income was $67 million, compared with $70 million in the prior quarter.

Revenue, net of CCPB, was $1,309 million, an increase of $14 million or 1%. Revenue in Traditional Wealth was $1,182 million, an increase of $6 million and net insurance revenue was $127 million, an increase of $8 million, primarily due to the benefits from changes in investments to improve asset liability management, net of the impact of favourable market movements in the prior quarter relative to the current quarter.

Non-interest expense was $882 million, an increase of $45 million or 5% from the prior quarter, and adjusted non-interest expense was $872 million, an increase of $46 million or 5%, primarily driven by higher revenue-based costs given business performance and investment in the business in the current quarter.

Assets under management decreased $15.5 billion or 3% from the prior quarter, primarily driven by weaker equity markets and unfavourable foreign exchange, and assets under administration increased $0.8 billion or relatively unchanged. Average gross loans and average deposits increased 1% and 3%, respectively.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 21

 BMO Capital Markets

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income (teb)	817	952	695	3,320	2,390
Non-interest revenue	561	576	484	2,006	2,369
Total revenue (teb)	1,378	1,528	1,179	5,326	4,759
Provision for (recovery of) credit losses on impaired loans	105	79	32	310	52
Provision for (recovery of) credit losses on performing loans	(41)	58	8	349	28
Total provision for credit losses	64	137	40	659	80
Non-interest expense	801	825	792	3,236	3,279
Income (loss) before income taxes	513	566	347	1,431	1,400
Provision for (recovery of) income taxes (teb)	134	140	76	344	309
Reported net income	379	426	271	1,087	1,091
Acquisition integration costs (1)	3	4	2	11	10
Amortization of acquisition-related intangible assets (2)	5	5	9	18	17
Adjusted net income	387	435	282	1,116	1,118
Global Markets revenue	854	981	686	3,222	2,704
Investment and Corporate Banking revenue	524	547	493	2,104	2,055
Net income growth (%)	40.2	35.7	(9.6)	(0.4)	(5.9)
Adjusted net income growth (%)	37.8	36.2	(9.3)	(0.2)	(4.7)
Revenue growth (%)	16.9	26.6	3.6	11.9	8.5
Non-interest expense growth (%)	1.1	3.2	3.0	(1.3)	13.9
Adjusted non-interest expense growth (%)	1.5	2.5	3.1	(1.4)	13.4
Return on equity (%)	12.9	13.6	9.8	9.2	9.9
Adjusted return on equity (%)	13.1	13.9	10.2	9.5	10.1
Operating leverage (teb) (%)	15.8	23.4	0.6	13.2	(5.4)
Adjusted operating leverage (teb) (%)	15.4	24.1	0.5	13.3	(4.9)
Efficiency ratio (teb) (%)	58.1	54.0	67.3	60.8	68.9
Adjusted efficiency ratio (teb) (%)	57.4	53.1	66.1	60.1	68.2
Average assets	367,001	379,131	342,025	369,518	342,626
Average gross loans and acceptances	63,929	71,346	63,005	67,088	60,287
Average net loans and acceptances	63,345	70,810	62,895	66,693	60,199

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in Q4-2020, $5 million in Q3-2020 and $2 million in Q4-2019; $14 million for fiscal 2020 and $13 million for fiscal 2019 are included in non-interest expense.

(2)	Before tax amounts of $6 million in Q4-2020, $8 million in Q3-2020 and $12 million in Q4-2019; $23 million for fiscal 2020 and $22 million for fiscal 2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 22

Q4 2020 vs. Q4 2019

BMO Capital Markets reported net income was $379 million, an increase of $108 million or 40% from the prior year, and adjusted net income was $387 million, an increase of $105 million or 38%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses.

Revenue was $1,378 million, an increase of $199 million or 17% from the prior year. Global Markets revenue increased, driven by strong client activity across interest rates, equities and commodities trading. Investment and Corporate Banking revenue increased, primarily driven by higher corporate banking-related revenue, as well as underwriting and advisory revenue.

Total provision for credit losses was $64 million, an increase of $24 million from the prior year. The provision for credit losses on impaired loans was $105 million, an increase of $73 million. There was a $41 million recovery of credit losses on performing loans in the current quarter, compared with a $8 million provision in the prior year.

Non-interest expense was $801 million, an increase of $9 million or 1% from the prior year, and adjusted non-interest expense was $792 million, an increase of $14 million or 2%. The increase was primarily driven by higher employee-related costs, partially offset by lower travel and business development costs, and a continued focus on expense management.

Average gross loans and acceptances increased $0.9 billion or 1% from the prior year to $63.9 billion. Gross loans and acceptances as at October 31, 2020, increased $2.2 billion or 4% from the prior year to $62.8 billion, or 3% excluding the impact of the weaker U.S. dollar, reflecting higher lending activity.

Q4 2020 vs. Q3 2020

Reported net income was $379 million, or 11% lower than $426 million in the prior quarter, and adjusted net income was $387 million, or 11% lower than $435 million.

Revenue was $1,378 million, or 10% lower than $1,528 million in the prior quarter, or 9% excluding the impact of the weaker U.S. dollar. Global Markets revenue decreased, driven by lower interest rates and commodities trading, due to particularly strong client activity in the prior quarter, partially offset by higher equities trading. Investment and Corporate Banking revenue decreased, primarily due to lower advisory revenue, partially offset by higher corporate banking-related revenue.

Total provision for credit losses was $64 million, a decrease of $73 million from the prior quarter. The provision for credit losses on impaired loans increased $26 million. There was a $41 million recovery of credit losses on performing loans, compared with a $58 million provision in the prior quarter.

Non-interest expense was $801 million, a decrease of $24 million or 3%, and adjusted non-interest expense was $792 million, a decrease of $20 million or 3% from the prior quarter, or 1% excluding the impact of the weaker U.S. dollar. The decrease was primarily driven by lower employee-related costs.

Average gross loans and acceptances decreased $7.4 billion or 10% from the prior quarter, or 9% excluding the impact of the weaker U.S. dollar. Gross loans and acceptances as at October 31, 2020, decreased $4.4 billion or 7% from the prior quarter, or 6% excluding the impact of the weaker U.S. dollar, reflecting a decrease in loan utilizations.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2020 23

  Corporate Services

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q4-2019	Fiscal 2020	Fiscal 2019
Net interest income before group teb offset	(39)	(161)	(89)	(364)	(242)
Group teb offset	(78)	(101)	(77)	(335)	(296)
Net interest income (teb)	(117)	(262)	(166)	(699)	(538)
Non-interest revenue	53	78	69	285	238
Total revenue (teb)	(64)	(184)	(97)	(414)	(300)
Provision for (recovery of) credit losses on impaired loans	1	-	(2)	3	(7)
Provision for (recovery of) credit losses on performing loans	(8)	7	-	-	(5)
Total provision for (recovery of) credit losses	(7)	7	(2)	3	(12)
Non-interest expense	152	70	569	457	856
Income (loss) before income taxes	(209)	(261)	(664)	(874)	(1,144)
Provision for (recovery of) income taxes (teb)	(123)	(143)	(218)	(483)	(517)
Reported net loss	(86)	(118)	(446)	(391)	(627)
Restructuring costs (1)	-	-	357	-	357
Adjusted net loss	(86)	(118)	(89)	(391)	(270)
Adjusted non-interest expense	152	70	85	457	372

(1)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the business. Restructuring charges are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

      The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q4 2020 vs. Q4 2019

Corporate Services reported and adjusted net loss for the quarter was $86 million, compared with a reported net loss of $446 million and an adjusted net loss of $89 million in the prior year. Adjusted results in the prior year exclude the restructuring charge. Adjusted results are relatively unchanged, as higher revenue and the impact of a favourable tax rate in the current quarter were offset by higher expenses.

Q4 2020 vs. Q3 2020

Reported and adjusted net loss for the quarter was $86 million, compared with a reported and adjusted net loss of $118 million in the prior quarter. Results increased, primarily due to higher treasury-related revenue, which was below trend in the prior quarter, and the impact of a favourable tax rate in the current quarter, partially offset by higher expenses.

      Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section on pages 73 to 113 of BMO’s 2020 Annual Report.

BMO Financial Group Fourth Quarter Report 2020 24

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2020	2020	2019	2020	2019
Interest, Dividend and Fee Income
Loans	$4,089	$4,204	$5,072	$17,945	$19,824
Securities	1,009	1,249	1,415	4,980	5,541
Deposits with banks	47	49	195	390	787
	5,145	5,502	6,682	23,315	26,152
Interest Expense
Deposits	1,082	1,292	2,203	6,239	8,616
Subordinated debt	64	65	71	265	279
Other liabilities	469	610	1,044	2,840	4,369
	1,615	1,967	3,318	9,344	13,264
Net Interest Income	3,530	3,535	3,364	13,971	12,888
Non-Interest Revenue
Securities commissions and fees	247	260	262	1,036	1,023
Deposit and payment service charges	305	299	314	1,221	1,204
Trading revenues (losses)	23	68	(21)	15	298
Lending fees	339	309	313	1,295	1,192
Card fees	94	85	107	358	437
Investment management and custodial fees	466	455	449	1,807	1,747
Mutual fund revenues	355	348	359	1,417	1,419
Underwriting and advisory fees	259	287	221	1,070	975
Securities gains, other than trading	40	31	68	124	249
Foreign exchange gains, other than trading	38	21	29	127	166
Insurance revenues	143	1,321	435	2,178	3,183
Investments in associates and joint ventures	49	52	39	161	151
Other	98	118	148	406	551
	2,456	3,654	2,723	11,215	12,595
Total Revenue	5,986	7,189	6,087	25,186	25,483
Provision for Credit Losses	432	1,054	253	2,953	872
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	1,189	335	1,708	2,709
Non-Interest Expense
Employee compensation	1,950	1,964	2,381	7,944	8,423
Premises and equipment	854	785	759	3,202	2,988
Amortization of intangible assets	159	154	148	620	554
Travel and business development	88	57	134	384	545
Communications	71	71	72	304	296
Professional fees	159	135	165	555	568
Other	267	278	328	1,168	1,256
	3,548	3,444	3,987	14,177	14,630
Income Before Provision for Income Taxes	2,006	1,502	1,512	6,348	7,272
Provision for income taxes	422	270	318	1,251	1,514
Net Income	$1,584	$1,232	$1,194	$5,097	$5,758
Earnings Per Share (Canadian $)
Basic	$2.37	$1.81	$1.79	$7.56	$8.68
Diluted	2.37	1.81	1.78	7.55	8.66
Dividends per common share	1.06	1.06	1.03	4.24	4.06
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2020 25

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended				For the twelve months ended
	October 31,	July 31,	October 31,		October 31,	October 31,
	2020	2020	2019		2020	2019
Net Income	$1,584	$1,232	$1,194	$	5,097	$ 5,758
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(11)	141	67		410	412
Reclassification to earnings of (gains) in the period (2)	(7)	(18)	(29)		(81)	(72)
	(18)	123	38		329	340
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(160)	83	(36)		1,513	1,444
Reclassification to earnings of (gains) losses on derivatives designated as
cash flow hedges in the period (4)	(55)	(37)	21		(47)	143
	(215)	46	(15)		1,466	1,587
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(143)	(1,180)	35		373	(11)
Unrealized gains (losses) on hedges of net foreign operations (5)	49	206	(17)		(96)	(13)
	(94)	(974)	18		277	(24)
Items that will not be reclassified to net income
(Losses) on remeasurement of pension and other employee
future benefit plans (6)	(11)	(189)	(169)		(255)	(552)
Gains (losses) on remeasurement of own credit risk on financial
liabilities designated at fair value (7)	21	(330)	63		(28)	75
Unrealized gains on fair value through OCI equity securities arising during the period (8)	-	-	1		-	1
	10	(519)	(105)		(283)	(476)
Other Comprehensive Income (Loss), net of taxes	(317)	(1,324)	(64)		1,789	1,427
Total Comprehensive Income (Loss)	$1,267	$(92)	$1,130	$	6,886	$7,185

 (1) Net of income tax (provision) recovery of $4 million, $(47) million, $(23) million for the three months ended, and $(143) million, $(140) million for the twelve months ended, respectively.

 (2) Net of income tax provision of $2 million, $6 million, $11 million for the three months ended, and $25 million, $26 million for the twelve months ended, respectively.

 (3) Net of income tax (provision) recovery of $59 million, $(27) million, $15 million for the three months ended, and $(541) million, $(521) million for the twelve months ended, respectively.

 (4) Net of income tax provision (recovery) of $19 million, $13 million, $(7) million for the three months ended, and $16 million, $(51) million for the twelve months ended, respectively.

 (5) Net of income tax (provision) recovery of $(18) million, $(74) million, $6 million for the three months ended, and $35 million, $4 million for the twelve months ended, respectively.

 (6) Net of income tax recovery of $3 million, $65 million, $58 million for the three months ended, and $88 million, $196 million for the twelve months ended, respectively.

 (7) Net of income tax (provision) recovery of $(8) million, $120 million, $(23) million for the three months ended, and $10 million, $(27) million for the twelve months ended, respectively.

 (8) Net of income tax (provision) of $nil, $nil and $(1) million for the three months ended, and $nil, $(1) million for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter Report 2020 26

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	October 31,	July 31,	October 31,
	2020	2020	2019
Assets
Cash and Cash Equivalents	$57,408	$76,590	$48,803
Interest Bearing Deposits with Banks	9,035	8,364	7,987
Securities
Trading	97,834	89,207	85,903
Fair value through profit or loss	13,568	14,053	13,704
Fair value through other comprehensive income	73,407	78,493	64,515
Debt securities at amortized cost	48,466	45,229	24,472
Investments in associates and joint ventures	985	923	844
	234,260	227,905	189,438
Securities Borrowed or Purchased Under Resale Agreements	111,878	118,713	104,004
Loans
Residential mortgages	127,024	125,481	123,740
Consumer instalment and other personal	70,148	69,168	67,736
Credit cards	7,889	7,947	8,859
Business and government	243,246	245,983	227,609
	448,307	448,579	427,944
Allowance for credit losses	(3,303)	(3,251)	(1,850)
	445,004	445,328	426,094
Other Assets
Derivative instruments	36,815	38,796	22,144
Customers’ liability under acceptances	13,493	18,032	23,593
Premises and equipment	4,183	3,881	2,055
Goodwill	6,535	6,566	6,340
Intangible assets	2,442	2,470	2,424
Current tax assets	1,260	1,717	1,165
Deferred tax assets	1,473	1,456	1,568
Other	25,475	23,690	16,580
	91,676	96,608	75,869
Total Assets	$949,261	$973,508	$852,195
Liabilities and Equity
Deposits	$659,034	$660,600	$568,143
Other Liabilities
Derivative instruments	30,375	39,859	23,598
Acceptances	13,493	18,032	23,593
Securities sold but not yet purchased	29,376	30,579	26,253
Securities lent or sold under repurchase agreements	88,658	99,854	86,656
Securitization and structured entities’ liabilities	26,889	27,461	27,159
Current tax liabilities	126	56	55
Deferred tax liabilities	108	82	60
Other	36,193	33,885	38,607
	225,218	249,808	225,981
Subordinated Debt	8,416	8,513	6,995
Equity
Preferred shares and other equity instruments	6,598	5,348	5,348
Common shares	13,430	13,200	12,971
Contributed surplus	302	302	303
Retained earnings	30,745	29,902	28,725
Accumulated other comprehensive income	5,518	5,835	3,729
Total Equity	56,593	54,587	51,076
Total Liabilities and Equity	$949,261	$973,508	$852,195

BMO Financial Group Fourth Quarter Report 2020 27

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2020	2019	2020	2019
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$5,348	$5,348	$5,348	$4,340
Issued during the period	1,250	-	1,250	1,008
Redeemed during the period	-	-	-	-
Balance at End of Period	6,598	5,348	6,598	5,348
Common Shares
Balance at beginning of period	13,200	12,958	12,971	12,929
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	257	-	471	-
Issued under the Stock Option Plan	10	13	40	62
Repurchased for cancellation or for treasury shares	(37)	-	(52)	(20)
Balance at End of Period	13,430	12,971	13,430	12,971
Contributed Surplus
Balance at beginning of period	302	303	303	300
Stock option expense, net of options exercised	-	(1)	(1)	-
Other	-	1	-	3
Balance at End of Period	302	303	302	303
Retained Earnings
Balance at beginning of period	29,902	28,241	28,725	25,850
Impact from adopting IFRS 16	-	na	(59)	na
Net income	1,584	1,194	5,097	5,758
Dividends on preferred shares and distributions payable on other equity instruments	(52)	(52)	(247)	(211)
Dividends on common shares	(685)	(658)	(2,723)	(2,594)
Equity issue expense	(3)	-	(3)	(8)
Common shares repurchased for cancellation	-	-	-	(70)
Net discount on sale of treasury shares	(1)	-	(45)	-
Balance at End of Period	30,745	28,725	30,745	28,725
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	373	(13)	26	(315)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(11)	67	410	412
Unrealized gains on fair value through OCI equity securities arising during the period	-	1	-	1
Reclassification to earnings of (gains) during the period	(7)	(29)	(81)	(72)
Balance at End of Period	355	26	355	26
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	2,194	528	513	(1,074)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(160)	(36)	1,513	1,444
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period	(55)	21	(47)	143
Balance at End of Period	1,979	513	1,979	513
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	4,074	3,685	3,703	3,727
Unrealized gains (losses) on translation of net foreign operations	(143)	35	373	(11)
Unrealized gains (losses) on hedges of net foreign operations	49	(17)	(96)	(13)
Balance at End of Period	3,980	3,703	3,980	3,703
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(627)	(214)	(383)	169
(Losses) on remeasurement of pension and other employee future benefit plans	(11)	(169)	(255)	(552)
Balance at End of Period	(638)	(383)	(638)	(383)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(179)	(193)	(130)	(205)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	21	63	(28)	75
Balance at End of Period	(158)	(130)	(158)	(130)
Total Accumulated Other Comprehensive Income	5,518	3,729	5,518	3,729
Total Equity	$56,593	$51,076	$56,593	$51,076

 na – not applicable due to IFRS 16 adoption.

BMO Financial Group Fourth Quarter Report 2020 28

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to the bank’s quarterly conference call on Tuesday, December 1, 2020, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 5559347#. A replay of the conference call can be accessed until Thursday, December 31, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4162531#.

A live webcast of the call can be accessed on BMO’s website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Sukhwinder Singh, Director, Investor Relations, sukhwinder.singh@bmo.com, 416-867-4734

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

August 2020: $75.78

September 2020: $78.28

October 2020: $82.20

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2021 The next Annual Meeting of Shareholders will be held on Wednesday, April 7, 2021, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter Report 2020 29